FIRST AMENDMENT AGREEMENT

WHEREAS the Parties hereto entered into a subscription agreement dated as of December 31, 2015 between RFW Banro Investments Limited (the “Purchaser”) and Banro Corporation (the “Subscription Agreement”).

AND WHEREAS capitalized terms used and not defined herein have the meanings assigned to them in the Subscription Agreement.

AND WHEREAS the Parties have agreed to execute this First Amendment Agreement (this “Agreement”) to, among other things, amend the conditions precedent set out in Section 2 of the Terms and Conditions of the Subscription Agreement.

NOW THEREFORE, in consideration of the premises, mutual covenants and agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.	The Subscription Agreement is hereby amended as follows:

(a)	Section 2 of the Terms and Conditions of the Subscription Agreement is hereby amended by adding “prior to or” before “concurrently with the completion of the Offering”.

(b)

Section 7 of the Terms and Conditions of the Subscription Agreement is hereby amended by replacing “the gold purchase and sale agreement among the Subscriber, the Corporation and Twangiza Mining S.A. dated the date hereof” with “the term loan agreement among, among others, the Subscriber, the Corporation and Gramercy Funds Management LLC, solely on behalf of the Gramercy Lenders (as defined therein) and not in its individual capacity dated December 31, 2015, as amended,”.

2.

Each of the Parties agrees that save and except as amended in this Agreement, all of the terms of the Subscription Agreement shall continue in full force and effect and shall be binding on the Parties and the Subscription Agreement (as amended hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Agreement, together with the Subscription Agreement, as further amended hereby, contain the entire agreement between the Parties hereto.

3.	Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Agreement;

(b)	this Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

(d)

it has read this Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Agreement is being entered into voluntarily for the purpose set out herein; and

First Amendment Agreement – Subscription Agreement

(e)

except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Agreement and the consideration stated herein is the sole consideration for this Agreement.

4.	Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Agreement and to any matter or thing contemplated pursuant to this Agreement.

5.

This Agreement will read together with the Subscription Agreement as if the provisions of this Agreement and the Subscription Agreement were contained in one agreement. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Subscription Agreement, the provisions of this Agreement will prevail.

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First Amendment Agreement – Subscription Agreement

THIS AGREEMENT has been executed by the parties as of the 15th day of February, 2016.

RFW BANRO INVESTMENTS LIMITED

Per:	“Lu Jiongjie”
	Name:	Lu Jiongjie
	Title:	Director

BANRO CORPORATION

Per:	“R.W. Brissenden”
	Name:	R.W. Brissenden
	Title:	Chairman of the Board

First Amendment Agreement – Subscription Agreement